                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                 SCHEDULE 13G
                                (Rule 13d-102)

           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)


                                HemaSure Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 423504 10 9
                         ------------------------------
                                 (CUSIP Number)

---------------------                                         -----------------
CUSIP NO. 423504 10 9                 13G                      PAGE  2  OF  6
          -----------                                               ---    ---
---------------------                                         -----------------


-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS

      Sepracor Inc.
      22-2536587
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      Not Applicable
-------------------------------------------------------------------------------
  3   SEC USE ONLY


-------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
-------------------------------------------------------------------------------
                     5     SOLE VOTING POWER

                           3,000,000 Shares
      NUMBER OF      ----------------------------------------------------------
       SHARES        6     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY             0 Shares
        EACH         ----------------------------------------------------------
      REPORTING      7     SOLE DISPOSITIVE POWER
       PERSON
        WITH               3,000,000 Shares
                     ----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           0 Shares
-------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,000,000 Shares
-------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

      Not Applicable
-------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      37.0%
-------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

      CO
-------------------------------------------------------------------------------


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         -----------------
CUSIP NO. 423504 10 9                 13G                      PAGE  3  OF  6
          -----------                                               ---    ---
---------------------                                         -----------------


Item 1:     (a)    Name of Issuer:

                        HemaSure Inc.

            (b)    Address of Issuer's Principal Executive Offices:

                        140 Locke Drive
                        Marlborough, MA 01752

Item 2:     (a)    Name of Person Filing:

                        Sepracor Inc.

            (b)    Address of Principal Business Office or, if None, Residence:

                        111 Locke Drive
                        Marlborough, MA 01752

            (c)    Citizenship:

                        Delaware

            (d)    Title of Class of Securities:

                        Common Stock, $.01 par value per share

            (e)    CUSIP Number:

                        423504 10 9

Item 3:     Not Applicable

---------------------                                         -----------------
CUSIP NO. 423504 10 9                 13G                      PAGE  4  OF  6
          -----------                                               ---    ---
---------------------                                         -----------------



Item 4:     Ownership:
            (a)    Amount Beneficially Owned:

                        3,000,000 Shares

            (b)    Percent of Class:

                        37.0%

            (c)    Number of shares as to which such person has:

                        (i)   sole power to vote or to direct the vote:

                              3,000,000 Shares;

                        (ii)  shared power to vote or to direct the vote:

                              0 Shares;

                        (iii) sole power to dispose or to direct the
                              disposition of:

                              3,000,000 Shares;

                        (iv) shared power to dispose or to direct the disposition of:

                              0 Shares.

Item 5:     Ownership of Five Percent or Less of a Class:

                   Not Applicable.

Item 6:     Ownership of More than Five Percent on Behalf of Another Person:


                   Not Applicable.

---------------------                                         -----------------
CUSIP NO. 423504 10 9                 13G                      PAGE  5  OF  6
          -----------                                               ---    ---
---------------------                                         -----------------


Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company:

                   Not Applicable.

Item 8:     Identification and Classification of Members of the Group:

                   Not Applicable.

Item 9:     Notice of Dissolution of Group:

                   Not Applicable.

Item 10:    Certification:

                   Not Applicable.

---------------------                                         -----------------
CUSIP NO. 423504 10 9                 13G                      PAGE  6  OF  6
          -----------                                               ---    ---
---------------------                                         -----------------


                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                Date:  February 10, 1997


                                                SEPRACOR, INC.


                                                By: /s/ David P. Southwell
                                                    ---------------------------
                                                        David P. Southwell
                                                        Chief Financial Officer